SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                           NEARCTIC NICKEL MINES INC.
                           --------------------------
                                (Name of Issuer)


                         Common Shares with No Par Value
                         -------------------------------
                         (Title of Class of Securities)


                                    639498104
                                    ---------
                                 (CUSIP Number)


                                 April 14, 2008
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                 -

                                [ ] Rule 13d-1(c)
                                 -

                                [x] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

CUSIP No.   639498104
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1.   Names of Reporting Persons

                            Brownstone Ventures Inc.

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

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3.   SEC Use Only


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4.   Citizenship or Place of Organization

                                     Canada

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                        |5.   Sole Voting Power
                        |
                        |                  5,852,632
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  0
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                  5,852,632
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  0
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    5,852,632

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9)

                                     18.9%

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12.  Type of Reporting Person (See Instructions)

                                       CO

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                                Page 2 of 6 pages

Item 1(a). Name of Issuer:

                           Nearctic Nickel Mines Inc.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                           160 Matheson Boulevard East
                                     Unit 5
                      Mississauga, Ontario, Canada L4Z 1V4

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Item 2(a). Name of Person Filing:

                            Brownstone Ventures Inc.

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if none, Residence:

The address of the principal business office of Brownstone Ventures Inc. is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

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Item 2(c). Citizenship:

Brownstone Ventures Inc. is a corporation organized under the laws of Ontario, Canada.

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=Item 2(d). Title of Class of Securities:

                         Common Shares with No Par Value

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                    639498104

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Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [_] Broker or dealer registered under section 15 of the Act.

     (b)  [_] Bank as defined in section 3(a)(6) of the Act.

     (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


                                Page 3 of 6 pages

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

     (k) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________

--------------------------------------------------------------------------------
Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Brownstone Ventures Inc. beneficially owns an aggregate of 5,852,632 Common Shares of the Issuer (the "Shares"), all of which are issuable upon the exercise of warrants held by Pinetree Income Partnership.

     (b)  Percent of class:

          The  Shares  represent  approximately  18.9%  of the  Issuer's  Common
          Shares.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:        5,852,632 shares

          (ii) Shared power to vote or to direct the vote:      0 shares

          (iii)Sole power to dispose or to direct the
               disposition of:                                  5,852,632 shares

          (iv) Shared power to dispose or to direct the
               disposition of:                                  0 shares

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Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable

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Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not Applicable

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Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

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Item 9.  Notice of Dissolution of Group.

                                 Not Applicable


                                Page 4 of 6 pages

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Item 10. Certifications.

     (a)  Not applicable

     (b)  Not applicable

     (c)  Not applicable


                                Page 5 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 27, 2009
                                        (Date)

                                        BROWNSTONE VENTURES INC.

                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name: Larry Goldberg
                                            Title:Chief Financial Officer



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                Page 6 of 6 pages